Exhibit 99.1

Fanhua Reports Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results

—	Quarterly and Annual Net Revenues Beat Guidance, Up 78.4% and 66.2%, Respectively

GUANGZHOU, March 6, 2017 (GLOBE NEWSWIRE) – Fanhua Inc., (Nasdaq: FANH), (the "Company" or "Fanhua"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20161.

Financial Highlights for the Fourth Quarter of 2016:

(In thousands, except per ADS)	2015 Q4 (RMB)	2016 Q4 (RMB)	2016 Q4 (US$)	Change %
Total net revenues	860,003	1,534,462	221,008	78.4
Operating income	32,827	34,696	4,997	5.7
Marketing expenses[2]	19,503	134,670	19,397	590.5
Net income attributable to the Company’s shareholders	55,089	74,594	10,743	35.4
Basic net income per ADS	0.96	1.28	0.18	34.1

Financial Highlights for 2016:

(In thousands, except per ADS)	2015 (RMB)	2016 (RMB)	2016 (US$)	Change %
Total net revenues	2,828,308	4,700,622	677,031	66.2
Operating income	78,522	14,040	2,023	-82.1
Marketing expenses	20,712	415,492	59,843	1,906.0
Net income attributable to the Company’s shareholders	210,086	157,047	22,618	-25.2
Basic net income per ADS	3.65	2.71	0.39	-25.9

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.943 to US$1.00, the effective noon buying rate as of December 30, 2016 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	“Marketing expenses” are defined as expenses related to marketing activities aimed at promoting sales and gaining market share. Such expenses are included in selling expenses in the Company’s unaudited condensed consolidated statement of income and comprehensive income attached hereto. The marketing expenses were mainly related to P&C insurance business during 2016, which we expect to significantly decrease in 2017 while we intend to increase commisssions paid to sales agents for P&C insurance business in 2017.

Commenting on the fourth quarter and 2016 financial results, Mr. Chunlin Wang, Chief Executive Officer of Fanhua, stated, "We had exceptional growth in 2016, during which our insurance premiums increased by 49.7% year-over-year to RMB14.6 billion and net revenues increased by 66.2% year-over-year to RMB4.7 billion. We generated positive operating income for two consecutive quarters in the second half of 2016, which boosted total operating income in 2016 to RMB14.0 million. These positive results were primarily due to the significant growth of our life insurance business, effective cost controls and the substantial progress we have made in implementing multiple strategic initiatives, including the expansion of our sales network, enhanced cross-selling efforts, the upgrade and promotion of CNpad and the initiation of several marketing campaigns."

"The outstanding performance in 2016 shows the success of our business strategies. In 2017, we plan to further increase our profitability by investing more on our life insurance business. We remain optimistic about our growth momentum, and expect to generate no less than RMB180 million of operating income in 2017."

Financial Results for the Fourth quarter of 2016

Total net revenues were RMB1.5 billion (US$221.0 million) for the fourth quarter of 2016, representing an increase of 78.4% from RMB860.0 million for the corresponding period in 2015.

●	Net revenues for the insurance agency business were RMB1.2 billion (US$175.7 million) for the fourth quarter of 2016, representing an increase of 82.5% from RMB668.4 million for the corresponding period in 2015. The increase was primarily driven by a 52.8% increase in net revenues derived from the P&C insurance agency business, from RMB561.1 million for the fourth quarter of 2015 to RMB857.4 million (US$123.5 million) for the fourth quarter of 2016, and a 237.9% increase in net revenues derived from the life insurance agency business, from RMB107.2 million for the fourth quarter of 2015 to RMB362.3 million (US$52.2 million) for the fourth quarter of 2016. The growth of the P&C insurance agency business was primarily due to a 38.6% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 284.8% increase in commissions derived from new long-term life insurance policy sales, primarily driven by the successful implementation of our cross-selling strategy and industry growth. Revenues generated from the insurance agency business accounted for 79.5% of total net revenues in the fourth quarter of 2016.

●	Net revenues for the insurance brokerage business were RMB211.1 million (US$30.4 million) for the fourth quarter of 2016, representing an increase of 122.1% from RMB95.0 million for the corresponding period in 2015. Revenues generated from the insurance brokerage business accounted for 13.8% of total net revenues in the fourth quarter of 2016.

●	Net revenues for the claims adjusting business were RMB103.7 million (US$14.9 million) for the fourth quarter of 2016, representing an increase of 7.3% from RMB96.6 million for the corresponding period in 2015. Revenues generated from the claims adjusting business accounted for 6.7% of total net revenues in the fourth quarter of 2016.

Total operating costs and expenses were RMB1.5 billion (US$216.0 million) for the fourth quarter of 2016, representing an increase of 81.3% from RMB827.2 million for the corresponding period in 2015.

●	Total operating costs were RMB1.2 billion (US$168.4 million) for the fourth quarter of 2016, representing an increase of 81.9% from RMB642.7 million for the corresponding period in 2015. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB932.6 million (US$134.3 million) for the fourth quarter of 2016, representing an increase of 81.3% from RMB514.4 million for the corresponding period in 2015, primarily driven by a 53.4% increase in costs for the P&C insurance agency business to RMB687.5 million (US$99.0 million) for the fourth quarter of 2016, and a 269.9% increase in costs for the life insurance agency business to RMB245.1 million (US$35.3 million) for the fourth quarter of 2016. The increase in costs for the P&C insurance agency business was primarily driven by sales growth and increased commissions paid to sales agents in the highly competitive auto insurance market. The increase in the costs for the life insurance agency business was generally in line with the increase in revenues in that business in the fourth quarter of 2016. Costs incurred by the insurance agency business accounted for 79.8% of total operating costs in the fourth quarter of 2016.

➢	Costs of insurance brokerage business were RMB179.5 million (US$25.8 million) for the fourth quarter of 2016, representing an increase of 137.3% from RMB75.6 million for the corresponding period in 2016. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 15.3% of total operating costs in the fourth quarter of 2016.

➢	Costs of claims adjusting business were RMB57.3 million (US$8.2 million) for the fourth quarter of 2016, representing an increase of 8.7% from RMB52.7 million for the corresponding period in 2015. Costs incurred by the claims adjusting business accounted for 4.9% of total operating costs in the fourth quarter of 2016.

●	Selling expenses were RMB185.2 million (US$26.7 million) for the fourth quarter of 2016, representing an increase of 227.2% from RMB56.6 million for the corresponding period in 2015, primarily attributable to RMB134.7 million (US$19.4 million) in marketing expenses in the fourth quarter of the year.

●	General and administrative expenses were RMB145.3 million (US$20.9 million) for the fourth quarter of 2016, representing an increase of 13.6% from RMB127.9 million for the corresponding period in 2015. The increase was primarily due to increases in payroll and rental expenses, partially offset by declines in share-based compensation expense and depreciation expenses.

As a result of the preceding factors, we had an operating income of RMB34.7 million (US$5.0 million) for the fourth quarter of 2016, representing an increase of 5.7% from RMB32.8 million for the corresponding period in 2015.

Operating margin was 2.3% for the fourth quarter of 2016, compared to 3.8% for the corresponding period in 2015. The decrease in operating margin for the fourth quarter of 2016 was mainly due to enhanced marketing efforts to develop market shares in 2016.

Investment income was RMB53.8 million (US$7.8 million) for the fourth quarter of 2016, representing an increase of 157.8% from RMB20.9 million for the corresponding period in 2015. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with a term of half a year to two years, which pay interest on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB0.4 million (US$0.1 million) for the fourth quarter of 2016, representing a decrease of 96.1% from RMB9.2 million for the corresponding period in 2015. The decrease in interest income was primarily due to decreases in term deposits as a result of an increase in short-term investments.

Income tax expense was RMB20.5 million (US$3.0 million) for the fourth quarter of 2016, representing an increase of 131.1% from RMB8.9 million for the corresponding period in 2015. The increase was primarily due to an increase in investment income. The effective tax rate for the fourth quarter of 2016 was 23.2% compared with 13.1% for the corresponding period in 2015.

Share of income of affiliates was RMB13.9 million (US$2.0 million) for the fourth quarter of 2016, representing an increase of 460.3% from RMB2.5 million for the corresponding period in 2015, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB74.6 million (US$10.7 million) for the fourth quarter of 2016, representing an increase of 35.4% from RMB55.1 million for the corresponding period in 2015.

Net margin was 4.9% for the fourth quarter of 2016 compared with 6.4% for the corresponding period in 2015. The decrease in net margin for the fourth quarter of 2016 was mainly due to enhanced marketing efforts to increase market shares in 2016.

Basic and diluted net income per ADS were RMB1.28 (US$0.18) and RMB1.23 (US$0.18) for the fourth quarter of 2016, respectively, representing increases of 34.1% and 34.6% from RMB0.96 and RMB0.91 for the corresponding period in 2015.

Financial Results for the Year Ended December 31, 2016

Total net revenues were RMB4.7 billion (US$677.0 million) for fiscal year 2016, representing an increase of 66.2% from RMB2.8 billion in fiscal year 2015.

Net revenues of insurance agency business were RMB3.7 billion (US$539.6 million) for fiscal year 2016, representing an increase of 73.8% from RMB2.2 billion in fiscal year 2015. The increase was primarily driven by (i) a 50.2% increase in net revenues derived from the P&C insurance agency business, from RMB1.8 billion for 2015 to RMB2.8 billion (US$396.9 million) for the year of 2016, and (ii) a 209.6% increase in net revenues derived from the life insurance agency business, from RMB319.9 million for 2015 to RMB990.5 million (US$142.7 million) for 2016. The growth of the P&C insurance agency business was primarily due to a 41.4% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 244.1% increase in commissions derived from new long-term life insurance policy sales, which was primarily driven by the successful implementation of our cross-selling strategy and overall industry growth. Revenues generated from the insurance agency business accounted for 79.7% of total net revenues in 2016.

Net revenues of insurance brokerage business were RMB617.7 million (US$89.0 million) for fiscal year 2016, representing an increase of 67.3% from RMB369.2 million in fiscal year 2015. Revenues generated from the insurance brokerage business accounted for 13.1% of total net revenues in 2016.

Net revenues of claims adjusting business were RMB336.4 million (US$48.5 million) for fiscal year 2016, representing an increase of 10.7% from RMB303.8 million in fiscal year 2015. Revenues generated from the claims adjusting business accounted for 7.2% of total net revenues in 2016.

Total operating costs and expenses were RMB4.7 billion (US$675.0 million) for fiscal year 2016, representing an increase of 70.4% from RMB2.7 billion in fiscal year 2015.

Total operating costs were RMB3.6 billion (US$520.0 million) for fiscal year 2016, representing an increase of 67.9% from RMB2.2 billion in fiscal year 2015.

Costs of insurance agency business were RMB2.9 billion (US$418.7 million) for fiscal year 2016, representing an increase of 73.5% from RMB1.7 billion in fiscal year 2015, primarily driven by an increase of 51.9% in costs for the P&C insurance agency business, and an increase of 227.9% in costs for the life insurance agency business, largely in line with the growth in net revenues of the P&C and life insurance agency businesses. Costs incurred by the insurance agency business accounted for 80.5% of total operating costs in 2016.

Costs of insurance brokerage business were RMB503.9 million (US$72.6 million) for fiscal year 2016, representing an increase of 71.5% from RMB293.9 million in fiscal year 2015. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 14.0% of total operating costs in 2016.

Costs of claims adjusting business were RMB199.8 million (US$28.8 million) for fiscal year 2016, representing an increase of 10.2% from RMB181.4 million in fiscal year 2015. The increase was primarily attributable to sales growth and the increased average salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 5.5% of total operating costs in 2016.

Selling expenses were RMB588.8 million (US$84.8 million) for fiscal year 2016, representing an increase of 311.0% from RMB143.3 million in fiscal year 2015, primarily attributable to RMB415.5 million (US$59.8 million) of marketing expenses in the year.

General and administrative expenses were RMB487.2 million (US$70.2 million) for fiscal year 2016, representing an increase of 6.8% from RMB456.0 million in fiscal year 2015. The increase was primarily due to the increase in payroll and rental expenses, though partially offset by the decrease in share-based compensation expenses and depreciation expenses.

As a result of the preceding factors, operating income was RMB14.0 million (US$2.0 million) for fiscal year 2016, representing a decrease of 82.1% from RMB78.5 million in fiscal year 2015.

Operating margin was 0.3% for fiscal year 2016, compared with 2.8% in fiscal year 2015. The decrease in operating margin for fiscal year 2016 was mainly due to enhanced marketing efforts to increase market shares in 2016.

Investment income was RMB118.4 million (US$17.1 million) for fiscal year 2016, representing an increase of 80.5% from RMB65.6 million in fiscal year 2015. The increase was primarily attributable to an increase in short term investment products.

Interest income was RMB6.9 million (US$1.0 million) for fiscal year 2016, representing a decrease of 87.9% from RMB57.2 million in fiscal year 2015. The decrease in interest income was primarily due to decreases in term deposits as a result of an increase in short-term investments.

Income tax expense was RMB28.4 million (US$4.1 million) for fiscal year 2016, representing an increase of 9.6% from RMB25.9 million in fiscal year 2015. The effective tax rate for fiscal year 2016 was 19.2% compared with 12.1% in fiscal year 2015. The increase in effective tax rate was primarily due to preferential tax treatment enjoyed by one of our subsidiaries in 2015, which was not available in 2016.

Share of income of affiliates was RMB48.3 million (US$7.0 million) for fiscal year 2016, representing an increase of 79.4% from RMB26.9 million in fiscal year 2015, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB157.0 million (US$22.6 million) for fiscal year 2016, representing a decrease of 25.2% from RMB210.1 million in fiscal year 2015.

Net margin was 3.3% for fiscal year 2016 compared with 7.4% in fiscal year 2015. The decrease in net margin for fiscal year 2016 was mainly due to enhanced marketing efforts to increase market shares in 2016.

Basic and diluted net income per ADS was RMB2.71 (US$0.39) and RMB2.60 (US$0.37) for fiscal year 2016, respectively, representing decreases of 25.9% and 25.6% from RMB3.65 and RMB3.49 respectively in fiscal year 2015.

As of December 31, 2016, the Company had RMB240.2 million (US$34.6 million) in cash and cash equivalents.

Key Operational Metrics for Fanhua's Online Initiatives for Year 2016:

●	CNpad Mobile Application("CNpad App") - Our proprietary mobile sales support system:

➢	CNpad App has been downloaded and activated 212,317 times as of December 31, 2016, representing an increase of 93.4% from 109,784 times as of December 31, 2015;

➢	The number of active users[3] of CNpad App was 78,216 in 2016, representing an increase of 23.0% 63,591 in 2015;

➢	Insurance premiums generated through CNpad App were RMB3.8 billion (US$547.6 million), representing an increase of 29.0% from RMB2.9 billion in 2015 and accounted for 26.0% of our total insurance premiums in 2016 as compared to 30.2% in 2015.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 1,352,084 as of December 31, 2016, representing an increase of 99.3% from 678,547 as of December 31, 2015.

●	Baoxian.com - Our online insurance platform:

➢	The number of active customer accounts[4] was 158,683 in 2016, representing an increase of 118.1% from 72,745 in 2015;

➢	Insurance premiums generated on or through Baoxian.com RMB91.2 million (US$13.1 million) in 2016, representing an increase of 88.8% from RMB48.3 million in 2015.

[3]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.
[4]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

Recent Development

●	On December 28, 2016, Fanhua entered into a strategic partnership with Tian’an Property Insurance Co., Ltd ("Tian’an"), pursuant to which the two parties agreed to cooperate with each other closely on business areas such as insurance product innovation, insurance claims adjustment and internet insurance.

●	Fanhua had 231,592 sales agents and 1,304 professional claims adjustors as of December 31, 2016, compared with 116,164 sales agents, and 1,451 professional claims adjustors as of December 31, 2015. As of December 31, 2016, Fanhua’s distribution network consisted of 746 sales outlets operating in 21 provinces, compared with 412 sales outlets operating in 17 provinces as of December 31, 2015. Its claims adjusting service network covered 29 provinces with 161 service outlets as of December 31, 2016, compared with 162 service outlets in 27 provinces as of December 31, 2015.

Business Outlook

Fanhua expects its operating income to be no less than RMB40 million for the first quarter of 2017 and no less than RMB180 million for 2017. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2016 financial results as per the following details.

Time: 8:00 PM Eastern Time on March 6, 2017 or 9:00 AM Beijing/Hong Kong Time on March 7, 2017

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 70494822

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events.cfm

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,115,266	240,242	34,602
Restricted cash	17,585	33,737	4,859
Short term investments	2,026,256	2,797,842	402,973
Accounts receivable, net	241,264	502,975	72,443
Insurance premium receivables	1,526	187	27
Other receivables	51,828	49,186	7,084
Amounts due from related parties	36,508	32,495	4,680
Other current assets	22,828	37,900	5,459
Total current assets	3,513,061	3,694,564	532,127

Non-current assets:
Property, plant, and equipment, net	34,145	31,414	4,525
Goodwill and intangible assets, net	153,182	181,549	26,149
Deferred tax assets	1,658	8,277	1,192
Investment in affiliates	284,194	294,576	42,427
Other non-current assets	28,188	28,188	4,060
Total non-current assets	501,367	544,004	78,353
Total assets	4,014,428	4,238,568	610,480

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to Fanhua Inc. of RMB4,141 and nil as of December 31, 2015 and 2016, respectively)	160,891	278,188	40,067
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to Fanhua Inc. of RMB1,680 and nil as of December 31, 2015 and 2016, respectively)	5,187	5,491	791
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to Fanhua Inc. of RMB5,720 and nil as of December 31, 2015 and 2016, respectively)	213,562	314,051	45,233
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to Fanhua Inc. of RMB1,625 and nil as of December 31, 2015 and 2016, respectively)	48,150	59,201	8,527
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to Fanhua Inc. of RMB1,152 and nil as of December 31, 2015 and 2016, respectively)	60,658	90,188	12,990
Total current liabilities	488,448	747,119	107,608

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2016
	RMB	RMB	US$

Non-current liabilities:
Other tax liabilities	70,354	72,778	10,482
Deferred tax liabilities	22,057	14,577	2, 099
Total non-current liabilities	92,411	87,355	12,581
Total liabilities	580,859	834,474	120,189

Ordinary shares	8,592	8,658	1,247
Additional paid-in capital	2,454,244	2,301,655	331,507
Statutory reserves	302,115	311,590	44,878
Retained earnings	871,356	1,018,928	146,756
Accumulated other comprehensive loss	(50,048)	(65,844)	(9,483)
Subscription receivables	(268,829)	(288,135)	(41,500)
Total The Company's shareholders’ equity	3,317,430	3,286,852	473,405
Non-controlling interests	116,139	117,242	16,886
Total equity	3,433,569	3,404,094	490,291
Total liabilities and equity	4,014,428	4,238,568	610,480

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	668,356	1,219,704	175,674	2,155,264	3,746,471	539,604
Brokerage	95,034	211,084	30,402	369,198	617,738	88,973
Claims adjusting	96,613	103,674	14,932	303,846	336,413	48,454
Total net revenues	860,003	1,534,462	221,008	2,828,308	4,700,622	677,031
Operating costs and expenses:
Agency	(514,350)	(932,564)	(134,317)	(1,675,261)	(2,906,791)	(418,665)
Brokerage	(75,620)	(179,451)	(25,846)	(293,875)	(503,925)	(72,580)
Claims adjusting	(52,691)	(57,273)	(8,249)	(181,370)	(199,810)	(28,779)
Total operating costs	(642,661)	(1,169,288)	(168,412)	(2,150,506)	(3,610,526)	(520,024)
Selling expenses	(56,609)	(185,210)	(26,676)	(143,279)	(588,822)	(84,808)
General and administrative expenses	(127,906)	(145,268)	(20,923)	(456,001)	(487,234)	(70,176)
Total operating costs and expenses	(827,176)	(1,499,766)	(216,011)	(2,749,786)	(4,686,582)	(675,008)
Income from operations	32,827	34,696	4,997	78,522	14,040	2,023
Other income, net:
Investment income	20,886	53,837	7,754	65,624	118,421	17,056
Interest income	9,206	358	52	57,234	6,931	998
Others, net	5,033	(407)	(59)	13,042	8,306	1,196
Income before income taxes and income of affiliates	67,952	88,484	12,744	214,422	147,698	21,273
Income tax expense	(8,876)	(20,511)	(2,954)	(25,865)	(28,353)	(4,084)
Share of income of affiliates	2,480	13,895	2,001	26,924	48,293	6,955
Net income	61,556	81,868	11,791	215,481	167,638	24,144
less: net income attributable to noncontrolling interests	6,467	7,274	1,048	5,395	10,591	1,526
Net income attributable to the Company’s shareholders	55,089	74,594	10,743	210,086	157,047	22,618

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.05	0.06	0.01	0.18	0.14	0.02
Diluted	0.05	0.06	0.01	0.17	0.13	0.02
Net income per ADS:
Basic	0.96	1.28	0.18	3.65	2.71	0.39
Diluted	0.91	1.23	0.18	3.49	2.60	0.37

Shares used in calculating net income per share:
Basic	1,152,826,984	1,164,454,046	1,164,454,046	1,151,705,374	1,160,592,325	1,160,592,325
Diluted	1,206,237,783	1,213,598,234	1,213,598,234	1,203,323,521	1,208,821,796	1,208,821,796
Net income	61,556	81,868	11,791	215,481	167,638	24,144
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	1,010	(7,151)	(1,030)	6,153	2,177	314
Fair value changes	—	632	91	—	632	91
Share of other comprehensive gain (loss) of affiliates	37,567	(955)	(138)	37,567	(37,911)	(5,460)
Comprehensive income	100,113	74,394	10, 714	259,201	132,536	19,089
Less: Comprehensive income attributable to the noncontrolling interests	6,467	7,274	1,048	5,395	10,591	1,526
Comprehensive income attributable to the Company’s shareholders	93,666	67,120	9,666	253,806	121,945	17,563

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	61,556	81,868	11,791	215,481	167,638	24,144
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	4,075	3,288	474	18,383	13,492	1,943
Amortization of intangible assets	2,270	8,800	1,267	11,571	20,232	2,914
Allowance for doubtful receivables	4,694	1,839	265	7,597	2,381	343
Compensation expenses associated with stock option	2,829	—	—	17,653	4,937	711
Investment income	(1,352)	(45,755)	(6,590)	(31,091)	(83,681)	(12,053)
(Gain) loss on disposal of property, plant and equipment	(143)	14	2	(126)	115	17
Share of income of affiliates	(2,480)	(13,895)	(2,001)	(26,924)	(48,293)	(6,955)
Changes in operating assets and liabilities	101,951	77,357	11,142	68,760	11,025	1,588
Net cash generated from operating activities	173,400	113,516	16,350	281,304	87,846	12,652
Cash flows used in investing activities:
Purchase of property, plant and equipment	(2,845)	(4,345)	(626)	(6,663)	(11,885)	(1,712)
Proceeds from disposal of property and equipment	159	—	—	539	48	7
Purchase of short term investments	(1,353,956)	(2,973,700)	(428,302)	(2,308,956)	(9,515,500)	(1,370,517)
Proceeds from disposal of short term investments	704,052	2,878,955	414,656	994,839	8,825,355	1,271,116
Acquisition of subsidiaries, net of cash	—	—	—	—	(4,185)	(603)
Disposal of subsidiaries, net of cash	—	—	—	15,476	29,376	4,231
Increase in restricted cash	(1,771)	(7,016)	(1,011)	(10,107)	(16,152)	(2,326)
Decrease in other receivables	16,120	—	—	16,120	—	—
Purchase of intangible assets	—	—	—	—	(60,000)	(8,642)
Addition in investment in non-current assets	(3,980)	—	—	(13,980)	—	—
Decrease in amounts due from related parties	69,242	—	—	181,181	—	—
Net cash used in investing activities	(572,979)	(106,106)	(15,283)	(1,131,551)	(752,943)	(108,446)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Cash flows generated from (used in) financing activities:
Acquisition of additional interest in subsidiaries	—	—	—	(153,500)	(213,534)	(30,755)
Dividend distributed to noncontrolling interests	—	—	—	(2,450)	—	—
Repurchase of ordinary shares	—	—	—	(6,276)	—	—
Capital injection by noncontrolling interests	—	—	—	17,000	—	—
Proceeds on exercise of stock options	397	399	57	1,518	1,144	165
Net cash generated from (used in) financing activities	397	399	57	(143,708)	(212,390)	(30,590)

Net (decrease) increase in cash and cash equivalents	(399,182)	7,809	1,124	(993,955)	(877,487)	(126,384)
Cash and cash equivalents at beginning of period	1,513,438	231,512	33,345	2,103,068	1,115,266	160,632
Effect of exchange rate changes on cash and cash equivalents	1,010	921	133	6,153	2,463	354
Cash and cash equivalents at end of period	1,115,266	240,242	34,602	1,115,266	240,242	34,602

Interest paid	—	—	—	—	—	—
Income taxes paid	534	589	85	4,383	4,133	595

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.